*AB 3/12

[redacted]

15048480

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015
Wash., DC

SEC FILE NUMBER
8-31296

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ameritas Investment Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5900 "O" Street
(No. and Street)

Lincoln	NE	68510-2234
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven M. Oss — (402) 325-4018
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Dodge Street, Suite 3100	Omaha	NE	68102-9706
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KW 3/13

OATH OR AFFIRMATION

I, Steven M. Oss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ameritas Investment Corp., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GENERAL NOTARY-State of Nebraska
CAROL WITHERSPOON
My Comm. Exp. Jan. 25, 2016

Carol Witherspoon
Notary Public

Signature

Vice President - Finance
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERITAS INVESTMENT CORP.

(SEC I.D. No. 8-31296)

Statement of Financial Condition as of December 31, 2014 and
Report of Independent Registered Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the
Securities Exchange Act of 1934 as a
PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 997 7875
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Ameritas Investment Corp.
Lincoln, Nebraska

We have audited the accompanying statement of financial condition of Ameritas Investment Corp. (the "Company") as of December 31, 2014, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Ameritas Investment Corp. as of December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 25, 2015

AMERITAS INVESTMENT CORP.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS

Cash and cash equivalents	$ 16,168,451
Cash segregated under federal and other regulations	127,944
Clearing account deposit with broker dealer	255,000
Receivables:	
Affiliates	251,690
Commissions	4,429,068
Securities sold	90,249
Other	337,604
Securities owned:	
Marketable, at fair value	16,308,322
Municipal warrants, at fair value	953,163
Current income taxes	177,489
Other assets	434,670
Deferred income taxes	9,230,341
Software, net of accumulated amortization of $1,133,808	125,787
Intangible assets, net of accumulated amortization of $304,745	106,097
Total Assets	$ 48,995,875

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Payables:	
Affiliates	$ 614,754
Commissions	4,272,145
Other	1,884,605
Accrued salary and salary related expenses	1,869,799
Current income taxes	504,550
Deferred clearing firm credit	5,304,000
Deferred compensation liabilities	16,713,296
Total Liabilities	31,163,149
COMMITMENTS AND CONTINGENCIES (Note 8 & 10)	
STOCKHOLDER'S EQUITY:	
Common stock, par value $.10 per share; authorized 500,000 shares, issued and outstanding 300,007	30,001
Additional paid-in capital	16,107,330
Retained earnings	1,695,395
Total Stockholder's Equity	17,832,726
Total Liabilities and Stockholder's Equity	$ 48,995,875

The accompanying notes are an integral part of the statement of financial condition.

AMERITAS INVESTMENT CORP.
NOTES TO STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS

Ameritas Investment Corp. (the Company) is a broker dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is also registered as an investment advisor under the Investment Advisors Act of 1940.

The Company operates as a registered broker dealer on a fully-disclosed basis under agreements with National Financial Services LLC, and RBC Capital Markets Corporation (RBC). Through September 14, 2013, the Company also operated on a fully disclosed basis under agreement with Pershing LLC. The Company also provides investment advisery services to individuals and businesses. The Company may also act as a solicitor for other registered investment advisors who provide portfolio management services. The Company engages in underwriting municipal bonds and warrants and generates commission income and advisery income from distributing products for affiliates.

The Company is a wholly owned subsidiary of Ameritas Life Insurance Corp. (ALIC). ALIC is a wholly owned subsidiary of Ameritas Holding Company (AHC) which is a wholly owned subsidiary of Ameritas Mutual Holding Company (AMHC).

Prior to May 13, 2013, the Company was a majority owned subsidiary of ALIC and minority owned by Centralife Annuities Service, Inc. (Centralife), a wholly owned subsidiary of Aviva USA. On April 26, 2013, a contribution notice was sent by the Company to ALIC and Centralife. ALIC responded by contributing capital of $4,000,000 on April 30, 2013. Per the Company ownership agreement (Ownership Agreement) between ALIC and Centralife, Centralife was given until May 13, 2013 to contribute capital to the Company in proportion to its ownership percentage. Centralife elected not to contribute capital. Per the Ownership Agreement, 74,890 shares of AIC common stock were issued to ALIC on May 13, 2013 in order to reflect the new ownership interest percentage created by Centralife's election. On August 23, 2013, ALIC purchased Centralife's stock interest in the Company making the Company a wholly owned subsidiary of ALIC.

USE OF ESTIMATES

The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

CASH EQUIVALENTS

The Company considers all highly liquid debt securities, including money market mutual funds, with a maturity of less than three months when purchased to be cash equivalents.

RECEIVABLES

All accounts receivable are deemed to be collectible therefore no allowance for uncollectible accounts is recognized.

SECURITIES OWNED

Marketable securities are recorded at fair value as determined using an independent pricing source and municipal warrants are recorded at fair value as estimated by management.

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)

SOFTWARE

Software is carried at cost less accumulated amortization. The Company provides for amortization using a straight-line basis over three years.

INTANGIBLE ASSETS

Intangible assets are amortized based upon the percentage of estimated revenues method over a period not to exceed seven years at which time it is anticipated that the majority of the purchased contracts will have expired. Intangible assets will be tested for impairment when events or changes in circumstances indicate that the asset might be impaired. During the year ended December 31, 2014 there were no impairment indicators noted.

SECURITIES TRANSACTIONS

All transactions with and for customers are made on a fully-disclosed basis with a clearing broker dealer or registered investment company which carries the accounts of such customers. Purchases and sales of securities and related commission revenue and expenses are recorded on a trade date basis.

DEFERRED CLEARING FIRM CREDIT

During 2013, the Company executed an Amended and Restated Fully Disclosed Clearing Agreement (Agreement) with National Financial Services LLC (NFS). In accordance with the terms of the Agreement, AIC received a $4,000,000 Correspondent Business Development Credit (Credit) and a $2,500,000 Termination Credit (Termination Credit).

The Credit was granted to offset expenses incurred by the Company in aligning itself to conduct its brokerage business on a fully disclosed basis with NFS by March 31, 2014. The Termination Credit was granted to offset termination fees incurred by the Company from the termination of its fully disclosed clearing agreement with another clearing firm. On March 28, 2014, the Agreement was amended to allow the Company to conduct a limited portion of its existing brokerage business on a fully disclosed basis with RBC.

At December 31, 2014, the Company had a Deferred Clearing Firm Credit of $5,304,000. The credit is being recognized ratably over the 10-year and 5 month life of the Agreement.

INCOME TAXES

The Company joins in the filing of a life/non-life consolidated federal income tax return with AMHC. Consolidated tax results are distributed as if filed on a separate return basis. Deferred income taxes are recognized for the differences in the tax basis of assets and liabilities and their financial reporting amounts based on the current enacted tax rates.

SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2014 and through the date the Statement of Financial Condition was issued.

On January 29, 2015, the Company received a capital contribution from ALIC in the amount of $2,500,000.

1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, (continued)

ACCOUNTING PRONOUNCEMENTS

In May 2014, The Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers which revises the criteria for revenue recognition.* The new revenue recognition standard eliminates the transaction and industry specific revenue recognition guidance under current GAAP and replaces it with a principle based approach for determining revenue recognition. Under the guidance, the transaction price is attributed to underlying performance obligations in the contract and revenue is recognized as the entity satisfies the performance obligations and transfers control of a good or service to the customer. The guidance is effective for reporting periods beginning after December 15, 2016 and is to be applied retrospectively. Early adoption of the guidance is not permitted. The Company is currently evaluating the impact of this guidance on its Statement of Financial Condition.

2. CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash has been segregated in a special reserve bank account for the benefit of customers under the exemptive provisions of Rule 15c3-3 of the SEC.

3. SECURITIES OWNED

Securities owned consist of the following:

	At fair value December 31 2014
Equity securities	$ 15,986,979
Municipal bonds	244,906
Real estate investment trusts	76,437
Securities owned: Marketable, at fair value	16,308,322
Municipal warrants, at fair value	953,163
Total securities owned	$ 17,261,485

4. RELATED PARTY TRANSACTIONS

On July 1, 2014, Acacia Life Insurance Company (Acacia) and The Union Central Life Insurance Company (UCL) merged with ALIC.

The Company acts as a distributor of variable life insurance and variable annuity policies for ALIC, UCL and Ameritas Life Insurance Corp. of New York (Ameritas-NY) which are all affiliates. The Company is the underwriter for variable life insurance and variable annuity policies issued by ALIC, Ameritas-NY and UCL for which the Company collects a fee.

4. RELATED PARTY TRANSACTIONS, (continued)

The Company and its affiliates provide various administrative services to each other through administrative service agreements. These services include, but are not limited to, product distribution, marketing, legal and accounting, customer servicing, transaction processing, and other administrative services. Receivables and payables related to these activities are reflected in the Statements of Financial Condition as Receivables: Affiliates and Payables: Affiliates.

On May 13, 2013 the Company issued 74,890 shares of common stock to ALIC for proceeds of $4,000,000. On July 30, 2014 the Company received a contribution of capital from ALIC in the amount of $6,000,000.

5. NET CAPITAL

The Company, as a registered broker dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (net capital ratio), not exceed 15 to 1. At December 31, 2014, the Company had net capital of $6,600,566 which was $5,637,243 in excess of required capital of $963,323 and its net capital ratio was 2.19 to1.

6. BENEFIT PLANS

The Company participates in a non-contributory defined benefit plan (the Plan or Pension Plan) sponsored by AHC.

The Company's employees and agents participate in a defined contribution plan that covers substantially all full-time employees and agents of AHC and its subsidiaries. The assets of the plan are owned by the plan participants and are not included in the Company's Statement of Financial Condition.

The Company's employees also participate in the post-retirement benefit plan providing group medical coverage to retired employees of AHC and its subsidiaries. The assets and liabilities of this Plan are held by AHC.

The Company sponsors a non-contributory deferred compensation plan covering eligible employees. Benefits are based on the average of the participant's compensation over their career and are deferred until eligibility for disbursement is earned for length of service. The Company also sponsors a contributory unqualified deferred compensation plan covering eligible registered representatives. Participants in these plans direct the Company as to how to invest their deferred earnings. Based upon these instructions, deemed earnings or losses are credited to participants' plan balances. These plans are unfunded but the Company does maintain a portfolio of marketable securities whose performance is intended to correspond with the performance of the deferred compensation investments. The Company's liability under these plans is presented as Deferred compensation liabilities in the Statement of Financial Condition.

7. INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. At December 31, 2014, the Company's deferred tax assets relate primarily to certain benefit programs and accrued expenses of the Company. Gross deferred tax assets were $9,694,707 and gross deferred tax liabilities were $464,366 as of December 31, 2014.

The Company has no liability recorded for uncertainty in income taxes or for interest and penalties as of December 31, 2014. The Company files income tax returns with federal and state jurisdictions. With few exceptions, the Company is no longer subject to federal and state income tax examinations by tax authorities for years before 2011.

8. COMMITMENTS AND CONTINGENCIES

In the normal course of business, the Company enters into underwriting commitments. Transactions relating to such underwriting commitments existing at December 31, 2014 were subsequently settled and had no material effect on the financial statements as of that date.

The Company has multiple client claims outstanding. The claims maintain that the Company's registered representatives acted improperly with the claimants investments. In aggregate, at December 31, 2014 the claims total approximately $1,200,000, based upon the nature of the claims and the advice of legal counsel, the Company has estimated that it is at risk of a loss in the amount of $500,000. In accordance with *ASC 450 – Contingencies*, the Company recorded a loss contingency in these amounts in the accompanying financial statements. The contingency is included in Payables: Other in the Statements of Financial Condition. The resolution and disposition of these claims could differ from the amount accrued.

Management is of the opinion that there are no regulatory actions that would result in the possibility of a loss that is material to the financial position, results of operations, net cash flows or net capital of the Company.

The Company has provided guarantees to its clearing brokers. Under the agreements, the Company has agreed to indemnify the clearing brokers for customers introduced by the Company that are unable to satisfy the terms of their contracts. At December 31, 2014 and 2013, unsecured amounts in accounts introduced by the Company were not material. Management believes the potential for the Company to be required to make payments under these agreements is remote. Accordingly, no amounts are recorded on the statements of financial condition for these contingent liabilities. However, the Company has deducted these amounts from its net capital in accordance with Rule 15c3-1.

Fair value measurement guidance requires that financial assets and liabilities carried at fair value in the Statement of Financial Condition be included in a fair value hierarchy for disclosure purposes. The guidance defines fair value as "the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date."

9. FAIR VALUE MEASUREMENTS, (continued)

In determining fair value, the Company utilizes market data, cash flow, and other data as available. The degree of judgment used in measuring fair value of financial instruments generally correlates with the level of pricing observability. That is, financial instruments with quoted prices in active markets have more pricing observability and therefore less judgment is used in measuring fair value. Conversely, financial instruments traded in other than active markets or that do not have quoted prices have less observability and are measured at fair value using the valuation models or other pricing techniques that require more judgment. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable techniques.

Valuations are generally obtained from third party pricing services for identical or comparable assets or liabilities, or through the use of valuation methodologies using market inputs. Prices from pricing services are validated through comparison to internal pricing information and economic indicators as well as back testing to trade data or other data to confirm that the pricing service's significant inputs are observable.

Under certain conditions, the Company may conclude the prices received from independent third party pricing services or brokers are not reasonable or reflective of market activity. In those instances, the Company may choose to override the third party pricing information or quotes received and apply internally developed values to the related assets or liabilities.

In accordance with the guidance, the Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level disclosed is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety. In summary, the hierarchy prioritizes inputs to valuation techniques into three levels:

- Level 1 - Quoted prices in active markets for identical assets/liabilities. The Company's Level 1 assets include: money market mutual funds and equity securities. Equity securities consist of common stocks, mutual funds and exchange traded funds.

- Level 2 – Includes prices based on other observable inputs, including quoted prices for similar assets/liabilities. The Company's Level 2 assets include: Debt securities and real estate investment trusts.
- Level 3 – Includes unobservable inputs and may include the entities own assumptions about market participant assumptions. The Company's Level 3 assets include municipal warrants.

The following table summarizes assets measured at fair value on a recurring basis by the hierarchy levels described above as follows:

9. FAIR VALUE MEASUREMENTS, (continued)

	December 31, 2014			
	Level 1	*Level 2*	*Level 3*	*Total*
Assets				
Cash equivalents	$ 658,080	$ -	$ -	$ 658,080
Securities owned: Marketable at fair value				
Equity securities	15,986,979	-	-	15,986,979
Debt securities issued by states of the United States and political subdivisions of the states	-	244,906	-	244,906
Real estate investment trusts	-	76,437	-	76,437
Municipal warrants, at fair value	-	-	953,163	953,163
Total assets accounted for at fair value	$16,645,059	$ 321,343	$ 953,163	$ 17,919,565

The valuation techniques used to measure the fair values by type of investment in the above tables follow:

1. Cash equivalents – Money market mutual funds are classified as Level 1 as the fair values are based on quoted prices in active markets for identical securities.

2. Securities owned: Equities – Classified as Level 1 as the fair values are based on quoted prices in active markets for identical securities.

3. Securities owned: Debt securities and real estate investment trusts – Classified as Level 2 as the fair values are based on observable market data.

4. Securities owned: Municipal warrants – Categorized as Level 3 as internal valuations are used to value the Company's municipal warrants investments and significant inputs are unobservable.

Municipal warrants (warrants) held by the Company are fixed maturity debt instruments issued by municipalities in the state of Nebraska. Warrants are not traded via exchanges. Transactions in warrants historically take place at cost and regular bids from other broker dealers are not available. Recent market transactions at cost and the financial condition of the issuing municipality are the primary inputs used in arriving at the fair value measurements of warrants. If in the judgment of the Company an issuing municipality's financial condition presents indicators of financial stress, the Company performs a discounted cash flow adjustment to the cost basis of any of the municipality's warrants that it owns. The discount rate used by the Company utilizes the observable corporate bond market and applies a discount rate adjusted for credit risk and a tax-exempt spread to the base warrant rate. The following table presents quantitative information about significant unobservable inputs used by the Company to determine the fair value of warrants.

Assets	Fair Value	Valuation Technique	Unobservable Input	Low	High
Warrants	$45,411	Discounted cash flow	Discount rate	10.3%	12.4%

10. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

As a broker dealer, the Company is engaged in various trading and brokerage activities serving a diverse group of corporate, institutional and individual investors. A significant portion of the Company's transactions are on a principal basis, which are subject to the risk of counterparty nonperformance. The Company's exposure to credit risk associated with the contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the counterparties' ability to satisfy their obligations to the Company. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, the Company has not recorded a guarantee in the Statements of Financial Condition for these transactions.

The Company believes it has effective procedures for evaluating and limiting the credit and market risks to which it is subject.